EXHIBIT-A
Contact:  Bradley D. Johnson            William K. Hamilton
          Investor Relations            Media Relations
          (419) 248-6952                (212) 765-8800
                                        (419) 248-6190

                                     For Immediate Release

 Owens Corning Initiates Federal Lawsuit, Records Post-1999
 Asbestos Provisions and Announces Dividend.

NEW YORK, New York, June 20, 1996 -- A Federal lawsuit aimed at fraudulent testing procedures for asbestos-related illnesses, involving tens of thousands of pending cases, was filed yesterday by Owens Corning. The company also announced the quantification of liabilities relating to post-
1999 asbestos claims, the reinstatement of an annual dividend and a sales goal of $5 billion by 1999.

The specific announcements are as follows:


  A lawsuit, alleging falsified medical test results in tens of thousands of asbestos claims, was filed on June 19, 1996 in the U. S. District Court for the Eastern District of Louisiana against the owners and operators of three pulmonary function testing laboratories. Overall, a total of 40,000 cases may be impacted by the investigation for fraudulent testing procedures. The lawsuit is the subject of a separate press release also disseminated this morning.


  A net, after-tax charge of $545 million or $9.56 per fully diluted share for asbestos claims -- received after 1999 -- will be recorded in the second quarter of 1996, as detailed in a Form 8-K filed this morning with the SEC. Cash payments associated with this charge will begin after the year 2000 and will be spread out over 15 years or more.

  The Board of Directors has approved an annual dividend policy of 25 cents per share and declared a quarterly dividend of 6-1/4 cents per share payable on October 15, 1996 to shareholders of record as of September 30, 1996.

  The company expects to reach its sales goal of $5 billion in 1999 -- a full year ahead of the original goal.

"The asbestos charge quantifies what we expect to be the cost to Owens Corning of post-1999 claims," stated Glen H.
Hiner, chairman and chief executive officer. "We further believe that the present value of the Owens Corning asbestos liability, including the current charge, is less than the current discount in our stock price."

In addition to these developments, Owens Corning announced it is engaged in substantive discussions with 30 of the principal plaintiff law firms in an effort to obtain further resolution of its asbestos liability. These discussions have encompassed the possibility of global as well as individual law firm settlements.

"These meetings are by mutual consent," stated Hiner. "The discussions will continue and we expect to know by year end whether we can achieve further agreement. Plaintiff attorneys involved in the talks stated they will not serve any more non-malignancy claims on Owens Corning while negotiations continue."


In reference to the dividend, Hiner stated, "we were able to initiate this action because debt has been reduced to target levels and cash flow from operations will be in excess of internal funding requirements.

"We are delighted to be able to reward our shareholders with a dividend," said Hiner . "Reinstating the dividend has been a priority of mine since joining the company and I am pleased that we now are in a position to set the date."

The Toledo-based company had 1995 sales of $3.6 billion and employs 18,000 people in more than 30 countries.

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